Filed by Comcast Corporation
                                            Pursuant to Rule 425 under the
                                            Securities Act of 1933 and deemed
                                            filed pursuant to Rule 14a-12 under
                                            the Securities Exchange Act of 1934

                                            Subject Company: AT&T Corp.
                                            Commission File No. 1-1105

                                            Date: July 9, 2001


        The following letter was sent to Comcast employees:


COMCAST


Monday, July 9, 2001

Dear Comcaster:

As you may have seen in today's newspapers, Comcast has made an offer to purchase the broadband assets owned by AT&T Broadband.

The combination of Comcast and AT&T Broadband would create the premier broadband provider in the country, serving approximately 22 million customers. We believe this transaction makes a great deal of sense for the employees and shareholders of both companies. With our industry-leading management we could accelerate our goal of rolling out new products, while delivering quality service and being the company that people turn to first for entertainment and information.

At this point, there is no guarantee that this combination will occur. For information on what is happening and to stay abreast of developments please check Comcast.com and watch for notices of future updates.



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It goes without saying that we would not be in a position to take this step without the dedication and hard work of every Comcaster. We thank you for your past, present and future commitment to making Comcast the finest broadband company in the country.

Sincerely,

/s/ Brian L. Roberts                /s/ Stephen B. Burke
Brian L. Roberts                    Stephen B. Burke
President                           President
Comcast Corporation                 Comcast Cable Communications, Inc.




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   Note: The following notice is included to meet certain legal requirements:

                           FORWARD-LOOKING STATEMENTS

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Comcast Corporation ("Comcast") wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and AT&T Broadband may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or realized within the expected time frame; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast's services; (11) Comcast's ability to expand its distribution; (12) changes in labor, programming, equipment and capital costs; (13) Comcast's continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) general business and economic conditions; and (16) other risks described from time to time in Comcast's periodic reports filed with the Securities and Exchange Commission (the "Commission").

                             ADDITIONAL INFORMATION

        Subject to future developments, Comcast may file with the Commission (i) a preliminary proxy statement for solicitation of proxies from the shareholders of AT&T Corp. ("AT&T") in connection with AT&T's special meeting which is scheduled to take place in September 2001 and (ii) a registration statement to register the Comcast shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when and if available) and other relevant documents at



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the Commission's Internet web site at www.sec.gov. The proxy statement and registration statement (when and if available) and such other documents may also be obtained free of charge from Comcast by directing such request to: Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148,
Attention: General Counsel.

        Comcast, its directors and certain other Comcast employees and advisors may be deemed to be "participants" in Comcast's solicitation of proxies from AT&T's shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.



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